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                       [AUTOTRADER.COM, INC. LETTERHEAD]

                               November 13, 2000

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:      AutoTrader.com, Inc.
                           Registration Statement on Form S-1
                           File Number 333-34642
                           Request for Withdrawal

Ladies and Gentlemen:

         AutoTrader.com, Inc. (the "Registrant") hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1, File No. 333-34642 (the "Form S-1 Registration Statement"), originally filed with the Securities and Exchange Commission on April 12, 2000 and amended on May 3, 2000, June 29, 2000, July 21, 2000 and August 4, 2000. The Registrant believes that the terms that could be obtained in the public marketplace at this time are not sufficiently attractive to warrant proceeding with the proposed offering. No securities have been sold under the Form S-1 Registration Statement, and all activity in pursuit of the public offering has been discontinued. Accordingly, we request that an order granting withdrawal of the Form S-1 Registration Statement be issued as soon as possible.

         Please be advised that, concurrently with the filing of this request, the Registrant also requests the immediate withdrawal of its request for confidential treatment with respect to certain information in exhibit 10.1 to the Form S-1 Registration Statement.

         Should you have any questions regarding this matter, please contact Stuart A. Sheldon at (202) 776-2527 or John W. McNamara at (770) 901-8904. In addition, please contact Mr. Sheldon or Mr. McNamara as soon as possible following execution of the order withdrawing the Form S-1 Registration Statement.

                                  Very truly yours,

                                  AutoTrader.com, Inc.


                                  By: /s/ William N. Templeton
                                      ------------------------
                                      William N. Templeton
                                      Chief Financial Officer and Vice President